May 15, 2019

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Form AW - Request for Withdrawal
       First Trust Exchange-Traded Fund VIII
       Registration on Form N-1A
       Post-Effective Amendment No. 36
       (Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentleman:

      On behalf of First Trust Multi-Manager Small Cap Core ETF (the "Fund"), a series of First Trust Exchange-Traded Fund VIII (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). Post-Effective Amendment No. 36 was originally filed with the Securities and Exchange Commission on January 24, 2019. This request for withdrawal is made to remove an Amendment to the Trust's Registration Statement that was inadvertently allowed to become automatically effective. The Registrant intends to refile the prospectus and statement of additional information in exactly the same form in a subsequent Post-Effective Amendment. No securities have been sold pursuant to Post-Effective Amendment No. 36 to the Trust's Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By:      /s/ James M. Dykas
         James M. Dykas,
         President and Chief Executive Officer